1847 Holdings LLC
590 Madison Avenue, 18th Floor
New York, NY 10022

April 18, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Mr. Coy Garrison

Re:	1847 Holdings LLC Amendment No. 2 to Registration Statement on Form S-1 Filed April 4, 2014 File No. 333-193821

Dear Mr. Garrison:

We hereby submit the responses of 1847 Holdings LLC (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 15, 2014, providing the Staff’s comments with respect to Amendment No. 2 to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Summary, page 4

1.
We note your response to comment 1 of our letter dated March 31, 2014. Please revise your disclosure on page 4, where you state that you seek to acquire controlling interests in businesses, to clarify that you intend to make these businesses your majority-owned subsidiaries and that you intend to actively manage and grow such businesses.

Response: We have revised the Registration Statement in response to the Staff’s comment.

Acquisition Strategy, page 9

2.
We note your response to comment 3 of our letter dated March 31, 2014, and your risk factor disclosure on page 36 that you will use revenues from your management consulting business in their entirety to cover operating expenses. Please revise your prospectus summary to clarify that until you begin making acquisitions, all of the revenues generated from your management consulting business will be used to cover operating expenses, including management fees.

Response: We have revised the Registration Statement in response to the Staff’s comment.

April 18, 2014

Organizational Chart, page 13

3.	We note your response to comment 6 of our letter dated March 31, 2014. Please disclose that Mr. Roberts holds a minority interest in PPI Acquisition Holdings LLC and Peekay Acquisition LLC.

Response: We have revised the Registration Statement in response to the Staff’s comment.

Special Note Regarding Forward-Looking Statements, page 40

4.	We note your response to comment 8 of our letter dated March 31, 2014. Please revise your disclosure to clarify that the bulleted points are factors that may impact your forward-looking statements.

Response: We have revised the Registration Statement in response to the Staff’s comment.

Management Fee, page 48

Offsetting Management Services Agreements, page 48

5.
We note your response to comment 11 of our letter dated March 31, 2014. Please revise your disclosure to clarify that your manager will provide the services described on page 48 for your subsidiaries, regardless of whether your manager and the subsidiary enter into an offsetting management services agreement, or advise.

Response: We have revised the Registration Statement in response to the Staff’s comment.

Management, page 86

Board of Directors, Executive Officers, page 86

Ellery W. Roberts, page 86

6.
We note your response to comment 13 of our letter dated March 31, 2014. We also note your disclosure on page 9 that you believe Mr. Roberts has a successful track record of acquiring and managing small to middle market businesses. Please disclose how you define a “successful track record” in this context, as well as any adverse experiences of

Mr. Roberts in acquiring and managing these businesses.

Response: We have revised the disclosure in the Registration Statement to remove the statement referenced in the Staff’s comment in response to the Staff’s comment.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 521-4052 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 203-8665.

Sincerely,

1847 Holdings LLC

By:	/s/ Ellery W. Roberts
Ellery W. Roberts
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.